UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: April 30, 2015

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FIRST QUARTER 2015 RESULTS

Q1 revenues of $21.8 million; Non-GAAP operating income of $1.2m; Q2 revenue guidance of $23-25m

MIGDAL HAEMEK, Israel – April 30, 2015 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended March 31, 2015.

Highlights of the First Quarter 2015
•	Revenues of $21.8 million, up 6% sequentially;
•	Non-GAAP operating income of $1.2 million; GAAP operating income of $1.1 million;
•	Non-GAAP net income of $0.3 million; GAAP net income of $0.1 million;
•	Q2 revenue guidance of $23 to 25 million;
•	Gryphon is being evaluated by a new major PCB manufacturer; and
•	Gryphon SL machines, utilizing Camtek’s 3D functional inkjet technology, are being built in anticipation of customers' evaluations and orders.

Rafi Amit, Camtek’s Chairman and CEO, commented, “Following a number of recent sales of our Eagle system to new accounts, we expect increasing second quarter revenues in our semiconductor business. We see this positive momentum continuing into the third quarter as well, which supports our year-over-year double-digit growth target in our semiconductor business.”

Continued Mr. Amit, “We are pleased with the progress we have made in the Gryphon commercialization. We have started an evaluation process at a major PCB manufacturer and we are expanding our marketing efforts for Gryphon into the Asian market, which is the largest market for PCB manufacturers. Our recently launched next generation model, the Gryphon SL, enables both legend and solder mask deposition. We believe that our customers are, and will be, attracted by the prospect of using Gryphon for both these processes, which are currently very time consuming. Following the initial feedback from this launch, in anticipation of customers' evaluations and orders, we are now building Gryphon SL machines."

"All in all we expect a good second quarter, with a total sales of $23-25 million." concluded Mr. Amit.

First Quarter 2015 Financial Results

Revenues for the first quarter of 2015 were $21.8 million. This compares to first quarter 2014 revenues of $22.1 million and fourth quarter 2014 revenues of $20.6 million.

Gross profit on a GAAP basis in the quarter totaled $9.8 million (45.1% of revenues), compared to $10.1 million (45.8% of revenues) in the first quarter 2014 and $9.5 million in the fourth quarter of 2014 (45.9% of revenues).

Gross profit on a non-GAAP basis in the quarter totaled $9.8 million (45.2% of revenues), compared to $10.1 million (45.9% of revenues) in the first quarter 2014 and $9.7 million in the fourth quarter of 2014 (47.2% of revenues).

Operating profit on a GAAP basis in the quarter totaled $1.1 million (5.2% of revenues), compared to $1.2 million (5.3% of revenues) in the first quarter 2014 and $361 thousand in the fourth quarter of 2014 (1.8% of revenues).

Operating profit on a non-GAAP basis in the quarter totaled $1.2 million (5.5% of revenues), compared to $1.2 million (5.5% of revenues) in the first quarter 2014 and $702 thousand in the fourth quarter of 2014 (3.4% of revenues).

Financial expenses on a GAAP basis in the quarter totaled $847 thousand, compared to $365 thousand in the first quarter 2014 and $358 thousand in the fourth quarter of 2014.

Financial expenses on a non-GAAP basis in the quarter totaled $624 thousand, compared to $159 thousand in the first quarter 2014 and $358 thousand in the fourth quarter of 2014.

Net income on a GAAP basis in the quarter totaled $52 thousand, or $0.00 per diluted share. This compares to net income of $639 thousand, or $0.02 per diluted share, in the first quarter 2014 and a net income of $68 thousand, or $0.00 per diluted share, in the fourth quarter of 2014.

Net income on a non-GAAP basis in the quarter totaled $336 thousand, or $0.01 per diluted share. This compares to net income of $883 thousand, or $0.03 per diluted share, in the first quarter 2014 and a net income of $408 thousand, or $0.01 per diluted share, in the fourth quarter of 2014.

Cash, cash equivalents, short and long-term restricted deposits, as of March 31, 2015 were $21.9 million (out of which $7.9 million are restricted deposits) compared to $26.8 million as of December 31, 2014. The Company generated a negative operating cash flow of $4.2 million during the quarter, principally due to an increase in inventory and accounts receivable.

Conference Call

Camtek will host a conference call today, April 30, 2015, at 10:00 am ET.

Rafi Amit, Chairman and CEO, and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:                                                                   1 888 668 9141at 10:00 am Eastern Time
Israel:                                                                   03 918 0609at 5:00 pm Israel Time
International: +972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer's latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

 This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2015	2014
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	14,013	18,220
Short-term deposits	729	8,607
Trade accounts receivable, net	26,648	22,341
Inventories	26,988	24,650
Due from affiliated companies	-	501
Other current assets	2,238	2,382
Deferred tax asset	858	858

Total current assets	71,474	77,559

Fixed assets, net	12,981	13,025

Long term inventory	1,214	1,476
Long-term restricted deposit	7,875	729
Deferred tax asset	831	891
Other assets, net	348	348
Intangible assets, net	920	928
Goodwill	1,555	1,555
	12,743	5,927
Total assets	97,198	96,511

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	9,378	9,490
Due to affiliated companies	241	-
Other current liabilities	16,660	16,279

Total current liabilities	26,279	25,769

Long term liabilities
Liability for employee severance benefits	748	860
Other long term liabilities	4,324	4,150
	5,072	5,010
Total liabilities	31,351	30,779

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at March 31 2015 and at December 31, 2014;
32,586,898 issued shares at March 31, 2015 and at December 31, 2014;
30,494,522 shares outstanding at March 31, 2015 and at December 31, 2014	134	134
Additional paid-in capital	63,528	63,465
Retained earnings	4,083	4,031
	67,745	67,630
Treasury stock, at cost (2,092,376 as of March 31, 2015 and December 31, 2014)	(1,898)	(1,898)
Total shareholders' equity	65,847	65,732
Total liabilities and shareholders' equity	97,198	96,511

Camtek Ltd.Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	U.S. dollars
Revenues	21,750	22,109	88,313
Cost of revenues	11,931	11,979	47,294

Gross profit	9,819	10,130	41,019

Research and development costs	3,400	3,434	14,406
Selling, general and administrative expenses	5,281	5,526	21,417
Reorganization and impairment	-	-	60

Total operating expenses	8,681	8,960	35,883

Operating income	1,138	1,170	5,136

Financial expenses, net	(847)	(365)	(1,220)

Income before income taxes	291	805	3,916

Income tax	(239)	(166)	(579)

Net income	52	639	3,337

Earnings per ordinary share:

Basic	0.00	0.02	0.11

Diluted	0.00	0.02	0.11

Weighted average number of ordinary
shares outstanding:

Basic	30,494	30,427	30,464

Diluted	30,555	30,534	30,545

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP resul

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	52	639	3,337

Acquisition of Sela and Printar related expenses (1)	223	206	903
Share-based compensation	60	39	309
Non-GAAP net income	335	884	4,549

Non –GAAP net income per share, basic and diluted	0.01	0.03	0.15

Gross margin on GAAP basis	45.1%	45.8%	46.4%
Reported gross profit on GAAP basis	9,819	10,130	41,019

Acquisition of Sela and Printar related expenses (1)	-	-	264
Share-based compensation	6	16	42
Non- GAAP gross margin	45.2%	45.9%	46.8%
Non-GAAP gross profit	9,825	10,146	41,325

Reported operating income attributable to Camtek Ltd. on GAAP basis	1,138	1,170	5,136
Acquisition of Sela and Printar related expenses (1)	-	-	264
Share-based compensation	60	39	309
Non-GAAP operating income (loss)	1,198	1,209	5,709

(1)
During the three months ended March 31, 2015 and 2014 and the twelve months ended December 31, 2014, the Company recorded acquisition expenses of $0.2 million, $0.2 million, and $0.9 million, respectively, consisting of: (1) Revaluation adjustments of $0.2 million, $0.2 million, and $0.6 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item; and (2) Implication of re-organization and impairment charges of $0, $0, and $0.3 million respectively.